iCurie, Inc.
1395 Brickell Avenue, Suite 800
Miami, Florida 33131
October 13, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attn: Julie Sherman
Division of Corporation Finance

Re:	Comments on iCurie, Inc.’s Form 8-K dated July 8, 2005 (the “8-K”)
File Number: 333-64840
Dear Ms. Sherman:
Please find below our responses to the Staff’s comments to the 8-K contained in a letter from the Staff dated September 29, 2005 (the “Comment Letter”). Capitalized terms used but not defined herein shall have the meanings given to them in the 8-K or the Comment Letter, as the case may be. As requested, the following numbered paragraphs reference the corresponding comments contained in the Comment Letter.
1. As described in the 8-K and as noted in the Comment Letter, on July 8, 2005 Cedar Mountain and iCurie UK entered into the Share Exchange Agreement. At the time of the share exchange, Cedar Mountain was a “public shell” company with no material operations. iCurie UK was formed in March 2004, and during 2004 iCurie UK acquired the intellectual property and 80.2% of the common stock of iCurie Lab Inc. (“iCurie Korea”), a Korean company operating in Korea (iCurie UK acquired the remaining 19.8% of the common stock of iCurie Korea on September 1, 2005). As a result of the share exchange, the shareholders of iCurie UK became the controlling shareholders of Cedar Mountain, and iCurie UK became a wholly-owned subsidiary of Cedar Mountain. Concurrent with the share exchange, Cedar Mountain changed its name to iCurie, Inc. The business of iCurie UK (since its acquisition of iCurie Korea’s intellectual property and common stock in 2004) and iCurie Korea during both 2003 and 2004, were and continue to be the development and marketing of cooling devices for the personal computer, personal communications and display industries.
The share exchange was treated as a “reverse acquisition,” with Cedar Mountain being the legal acquirer and iCurie UK being considered the accounting acquirer. Future financial statements of iCurie, Inc. (as the post-transaction Company) will present the consolidated financial position and results of operations of iCurie, Inc., iCurie UK and iCurie Korea. The Company’s financial

Securities and Exchange Commission
October 13, 2005

statements will be prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America.
As stated above, iCurie UK was incorporated in March 2004. Audited financial statements of iCurie UK for 2004 were presented in the 8-K. Furthermore, annual audited financial statements of iCurie Korea, which was the only existing iCurie entity during 2003, were also presented in the 8-K for 2003 and 2004. Therefore, historical audited financial statements of iCurie UK and iCurie Korea have been presented in the 8-K for the past two years (2003 and 2004). In the Company’s SB-2 Registration Statement filed with the SEC on October 6, 2005, comparative interim accounts are presented. Therefore, the Company does not believe that an amendment to the 8-K is necessary in connection with the financial statements contained therein.
2. As part of the Series A Offering, the Company entered into the Registration Rights Agreement. Under the terms of the Registration Rights Agreement, if a registration statement is not filed within 60 days of July 11, 2005 or declared effective within 120 days of July 11, 2005 (each a “Non-Registration Event”), then for each 30 day period during the pendency of such a Non-Registration Event, the Company is required to pay to the purchasers of the Series A Preferred Stock an amount equal to one percent (1%) of the purchase price paid for the Series A Preferred Stock (valued at $0.88 per share), which may be paid in cash or in shares of Series A Preferred Stock (valued at $0.88 per share), at the Company’s option. The approximate penalty amount for each such 30 day period is $185,000. The Company filed its SB-2 Registration Statement on October 6, 2005, which was less than 30 days following the Non-Registration Event relating to the filing of the registration statement. Therefore, the Company does not believe it is obligated to pay a penalty fee related to the filing of its SB-2 Registration Statement.
The Registration Rights Agreement was entered into on July 11, 2005. Therefore, the accounting for these registration rights will take place in the quarter ended September 30, 2005. Management is currently evaluating the effect, if any, of EITF 00-19 and EITF 05-04 and the related accounting required to be made in the Company’s third quarter 10-QSB filing. Although the Company does not believe it is obligated to pay a penalty fee related to the filing of its SB-2 Registration Statement (as stated above), it recognizes that under certain interpretations of the Registration Rights Agreement (which the Company does not believe are accurate), the Company could potentially be obligated to pay a penalty fee for one 30 day period. Therefore, the Company currently expects to accrue a $185,000 penalty in the quarter ended September 30, 2005. In addition, if management concludes that the SB-2 Registration Statement will not be declared effective by November 11, 2005, an additional accrual of potential penalty fees will be considered in the Company’s third quarter reporting. The amount of any such additional accrual will be based on management’s conclusions with respect to when the SB-2 Registration Statement will be declared effective.
No penalties have been accrued for in the iCurie UK 2004 or first or second quarter 2005 financial statements, as the Registration Rights Agreement was not finalized or executed during such periods.

Securities and Exchange Commission
October 13, 2005

As requested by the Staff in the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s SEC filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If there are any questions in connection with the responses contained herein, please do not hesitate to contact me at (305) 529-6290.
Sincerely,
-s- Michael Karpheden
Michael Karpheden
CFO
iCurie, Inc.
cc: Jay Webb